NEWS RELEASE

Endeavour Drills Exceptional Holes At Porvenir Mine,
Guanacevi Mines Project, Durango, Mexico

September 6, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces that it has drilled some exceptional holes at the Porvenir Mine, part of the Guanacevi Mines Project in Durango, Mexico.

Drill hole NP21-4 assayed 324 gpt silver and 0.44 gpt gold over 45.2 m (10.1 oz per ton Ag equivalent over 148.3 ft) and included several higher grade intervals such as 1980 gpt silver and 3.19 gpt gold over 0.6 m (62.8 oz per ton Ag equivalent over 2.0 ft).

Significant drill results were as follows:

Porvenir Mine Drill Results

Hole	From	Length	Silver	Gold	Ag Equivalent
(no)	(m)	(m)	(gpt)	(gpt)	(opt)	(ft)

NP20-4	247.60	1.20	356	0.41	11.0	3.9
and	256.20	18.00	301	1.09	10.5	59.1
incl.	261.00	2.30	532	1.40	17.8	7.5
incl.	266.40	1.60	554	3.34	21.5	5.2

NP20-5	417.00	5.60	622	1.10	19.9	18.4
incl.	417.90	1.00	1604	3.22	51.9	3.3

NP21-3	209.60	9.55	169	0.56	5.8	31.3
and	234.20	2.35	232	0.17	7.0	7.7

NP21-4	240.05	45.20	324	0.44	10.1	148.3
incl.	262.80	17.55	509	0.98	16.4	57.6
incl.	265.85	0.60	1980	3.19	62.8	2.0
incl.	275.00	0.50	1605	3.94	53.1	1.6

NP21-5	377.15	4.35	658	1.50	21.6	14.3
incl.	377.15	1.55	1129	2.76	37.3	5.1

True widths range from 65% to 95% of core lengths. Silver equivalents are based on a 48 silver: 1 gold ratio using US$625 gold and $13.03 silver prices.
Core recoveries are typically 95%

The five drill holes reported herein indicate a substantial thickening of the Santa Cruz vein beyond the northwest end of the Porvenir Mine and at depth (see Porvenir Mine Longitudinal

Section on Endeavour website). Although it is possible this thickening may be due to repetition of the vein by faulting, these drill intercepts nonetheless represent an opportunity for bulk underground mining of high grade silver mineralization. These drill intercepts are over an area of more than 50 meters along strike and more than 200 meters down the dip of the vein.

Bradford Cooke, Chairman and CEO, stated “These latest drill results should add substantially to our resource base at the Porvenir Mine. The mine access ramp will be extended down into this area in Q4 so that sill development can bring some of this thick, high grade silver zone into reserves by year-end. Since drilling and development work is still on going this area of new resources and reserves will not be re-estimated by an independent Qualified Person until the end of the year. The zone is still open for expansion to the northwest and at depth.”

Two drills are currently working to further delineate new resources in the Porvenir Mine area. One drill is currently working to further delineate new resources in these areas. A second drill is testing the El Pelayo vein just east of the Porvenir Mine and a third drill rig is underground at the La Prieta mine area further south along the Santa Cruz vein. Additional underground drilling is planned for the Santa Cruz mine area once a fourth drill crosscut is completed. An underground drill platform is now ready for deeper drilling at the Porvenir Mine once an underground drill rig becomes available.

Godfrey Walton, M.Sc., P.Geo., is the Qualified Person supervising the surface and underground drilling and sampling programs at the Guanacevi Mines Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Guanacevi minesite, assayed at the Guanacevi plant, and rejects, blanks and duplicates are delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

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